Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
AeroCare Holdings, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-239967 and 333-236011) on Forms S-1 and the registration statement (No. 333-236012) on Form S-8 of AdaptHealth Corp. of our report dated December 11, 2020, with respect to the consolidated balance sheets of AeroCare Holdings, Inc. as of December 31, 2019 and 2018, and the related consolidated statements of income, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), which report appears in the Form 8-K of AdaptHealth Corp. dated December 14, 2020. Our report refers to a change in the method of accounting for revenue due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Philadelphia, Pennsylvania
December 14, 2020